EXHIBIT 4.23

FIRST AMENDMENT TO THE
PEREGRINE PHARMACEUTICALS, INC.
2009 STOCK INCENTIVE PLAN

Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Company”), previously established the Peregrine Pharmaceuticals, Inc. 2009 Stock Incentive Plan (the “2009 Plan”). The Plan was approved by the Company’s stockholders at the Company’s 2009 Annual Meeting on October 22, 2009. At a duly noticed meeting held on April 24, 2015, the Board of Directors of the Company, and the Compensation Committee of the Board, approved and adopted the following amendment to the 2009 Plan.

1.     Clause C.1.(i) of Section I (OPTION TERMS) of ARTICLE TWO of the 2009 Plan is hereby amended and restated in its entirety to read as follows:

(i) Any option outstanding at the time of the Optionee’s cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, provided no such option shall be exercisable after the expiration of the option term.

2.     Except as amended by this First Amendment, all other terms of the 2009 Plan shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed as of this 24th day of April, 2015.

The Company:

PEREGRINE PHARMACEUTICALS, INC.
a Delaware corporation

By: /s/ Paul Lytle

Name: Paul Lytle

Title:   Chief Financial Officer